Filed Pursuant to Rule 433

Registration No. 333-249535

MODERN DIVERSIFICATION Horizon | Client Guide MEMBERS® Horizon Annuities are issued by MEMBERS LIFE INSURANCE COMPANY a stock life insurance company Not a deposit • Not guaranteed by any bank or credit union • May lose value Not FDIC/NCUA insured • Not insured by any federal government agency

Helping control the risks of retirement.

The retirement landscape: financial markets.

For most of us, the retirement landscape looks a lot different than the one our grandparents expected. We're faced with new risks and new realities.

Market volatility

We're part of a growing global investment marketplace that seems wildly unpredictable.

Low rates

Interest rates can impact so-called "safe" investments like bonds and CDs, and that may make it difficult to earn a reasonable return.

S&P 500 Price Index[1]


Characteristic 3/24/2000 10/9/2007 2/19/2020 2/26/2021
Index Level 1,527 → 1,565 → 3,386 → 3,811
P/E Ratio (fwd.) 27.2x → 15.7x → 19.0x → 21.4x
Dividend Yield 1.4% → 1.9% → 1.9% → 1.6%
10-yr. Treasury 6.2% → 4.7% → 1.6% → 1.4%
+106%
+101%
-57%
+401%
+70%
4,200
3,900
3,600
3,300
3,000
2,700
2,400
2,100
1,800
1,500
1,200
900
600
'96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20

Over time, the markets go in cycles—sometimes up, sometimes down. There are both day-to-day fluctuations and long-term trends.

Historical CD interest rates 1988-2020[2]


10%
8%
6%
4%
2%
1988
1993
1998
2003
2008
2013
2018
2019
2020
6-Month CD Yield

[1] J.P. Morgan Asset Management and Guide to the Markets (01 2020). Compustat, FactSet, Federal Reserve, Standard & Poor's, J.P. Morgan Asset Management. Dividend yield is calculated as consensus estimates of dividends for the next 12 months, divided by most recent price, as provided by Compustat. Forward price to earnings ratio is a bottom-up calculation based on the most recent S&P 500 Index price, divided by consensus estimates for earnings in the next 12 months (NTM), and is provided by FactSet Market Aggregates. Returns are cumulative and based on S&P 500 Index price movement only, and do not include the reinvestment of dividends. Past performance is not indicative of future returns. Guide to the Markets — U.S. Data are as of January 31, 2021.

[2] Bankrate.com, Historical CD interest rates: 1984–2020, January 2020.

There are distinct differences between annuities and certificates of deposit or other guaranteed fixed income instruments sold through a credit union or bank. Most certificates are considered short-term investments, while annuities are considered long-term investments. The investment in a certificate is insured by the federal government, either through the FDIC or NCUA. Any guarantees provided by an annuity are backed by an insurance company.

MODERN DIVERSIFICATION 3

The retirement landscape: personal factors.

Growth with risk control and access to income are key components to achieving a comfortable, confident retirement.

Longevity

Most of us are living longer, more active lives, but often without the pension plans of the past.

Longevity requires more health care savings



43%

Percentage of retirees citing health problems as the reason for retiring earlier than planned[1]



7 in 10

adults turning 65 today in the U.S. will require long-term care during their lives[2]

Longevity is one of the biggest risks faced by those planning retirement. How much money do you need, and for how long?

Rising costs

Inflation steadily reduces the purchasing power of a retirement nest egg.

	1987	2019
First Class postage	$0.24[3]	$0.55[4]
Gallon of gas	$0.89[3]	$2.26[4]
1 year college tuition	$11,853[5]	$24,623[5]
New car	$10,305[3]	$36,718[6]
New house	$122,100[7]	$358,000[7]

The longer you spend in retirement, the harder your money has to work to counter the effects of inflation.

[1] 2019 Retirement Confidence Survey Summary Report, https://www.ebri.org/docs/default-source/rcs/2019-rcs/2019-rcs-short-report.pdf, April 23, 2019.
[2] LongTermCare.gov, longtermcare.acl.gov, "The Basics, How Much Care Will You Need," October 28, 2020.
[3] The People History, "1987," 2019.
[4] The People History, "Our Price Basket," 2019.
[5] nces.ed.gov, "Average undergraduate tuition and fees and room and board rates charged for full-time students in degree-granting postsecondary institutions, by level and control of institution: Selected years, 1963–64 through 2018–19," 2019.
[6] CNBC, "Car prices are increasing—here's how that can hurt Americans," October 22, 2019.
[7] U.S. Census Bureau, "Median and Average Sales Prices of New Homes Sold in United States," 2019.

HORIZON ANNUITY
4

A new way to plan for retirement. Traditional investment diversification doesn’t offer protection. Avoiding risk altogether offers no chance for growth. But there’s a new way. MEMBERS® Horizon Variable Annuity lets you diversify for higher growth potential and set a personal limit on loss for a portion of your money — all in one place. With Horizon, you choose from a wide range of investment options aligned with your risk tolerance and financial goals. Then you decide how much of your money to protect from market risk and the exact level of that protection. For the portion you protect, you set your downside limit — called a floor — along with a corresponding cap on the upside. Once your floor is set, you can’t lose more than that on the risk control side, no matter what happens in the markets. The result? A highly personalized investment strategy built to help you stay in the market and ride out volatility. With Horizon, you’re in control. Horizon AnnuityTraditional Diversification No Protection Upside Potential Downside Protection Avoiding Risk Low Growth Potential Confidence Provided through guarantees1 1 All guarantees are based on the claims-paying ability of the issuing company. MODERN DIVERSIFICATION 5

A modern approach to diversification. Horizon is an insurance contract that lets you expand your approach to capture growth but also limit downside risk. Part of your money may be diversified across a range of asset classes and variable funds. The other part may be invested in index-linked accounts where you set a limit on loss. The result is flexibility to invest the way you want — and the confidence to stay in the market. The building blocks of a Horizon portfolio >> Risk Control: Any remaining percentage is invested in accounts linked to a market index — S&P 500, MSCI EAFE or both — where you establish limits on loss. With this portion, you set your own performance zone of gain and loss on the dollars linked to each index. If you’re a more aggressive investor, you can widen that zone. If you’d rather play it safe, narrow it. The decision is yours. >> Variable: You decide what percentage of your money is fully exposed to the market and how it’s invested. You can choose a mix of equity, fixed income and specialty funds that fits your risk tolerance and investment style. HORIZON ANNUITY 6

The power of risk control. Index Details S&P 500 This equity index tracks changes in market value for 500 major U.S. companies, and it generally represents the performance of the U.S. stock market as a whole. MSCI EAFE This international equity index measures the performance of developed markets outside the U.S. and Canada, including those in Europe, Australia and Southeast Asia. On Horizon’s risk control side, during your risk control account period, you have the option to link dollars to the performance of a market index and set a limit on loss. For each index, you allocate between two risk control accounts — each with its own range of possible investment performance. The blend between the two determines your performance zone of upside potential and downside protection: >> Secure Account has a declared rate cap and a 0% floor. These dollars are safe from market downturns and receive modest growth potential. >> Growth Account has a higher declared rate cap and a -10% floor. Dollars invested here can experience limited losses if the index is down, but when the index is up these dollars have more room to grow. By blending your allocation to the two accounts, you set your personal comfort zone to control market risk and participate in market reward. MODERN DIVERSIFICATION 7

Lock in the gain, lock out the loss. These charts show how your choice of zone and the performance of the index determine interest credited to your contract for a given year. In these two scenarios, rate caps are 5% for the Secure Account and 13% for the Growth Account. A 50/50 allocation means a blended comfort zone with 9% upside potential and -5% downside protection. In scenario A, the index is up 8% for the year. In scenario B, it’s down 8%. Hypothetical values show how it all comes together to help you lock in gains when times are good — and lock out losses outside your comfort zone when times are bad. A Market gain Market loss S&P 500 Index returns 8% 50% + = Allocated to Secure Account 50% Allocated to Growth Account Index Interest Your Blended Zone Calculation B Market loss S&P 500 Index returns -8% 50% Allocated to Secure Account 50% Allocated to Growth Account Index Interest Your Blended Zone Calculation HORIZON ANNUITY 8

Using history as a guide. Looking at past market returns can help to understand when buffers and floors would have offered protection during downturns while offering growth potential in up markets. Rolling monthly S&P 500 Index returns for January 1, 1985 through January 1, 2021 S&P 500 Price Index 1-Year Returns S&P 500 Price Index 6-Year Returns Number of gains: 333 Number of losses: 88 Number of gains: 318 Number of losses: 43 The bottom line is, both buffers and floors offer a measure of protection against downturns while still allowing you to participate in the market's upside. The goal isn't to eliminate bumps on the road to retirement, it's to smooth them out, allowing you to get where you want to go with greater confidence. All periods shown are rolling monthly periods. Past performance is not indicative nor does it guarantee future results. This data does not represent the performance of any specific investment. MODERN DIVERSIFICATION 9

The variable side: market-driven growth potential. The variable side of Horizon gives you the freedom to diversify among a wide variety of funds from different asset classes. Over time, that diversification could provide greater opportunities for growth and help reduce the overall volatility of your portfolio. Asset Class Details Money Market Considered a cash investment, money market funds provide stability in exchange for lower returns. Allocation These investments provide their own mix of asset classes using a variety of stock, bond and cash securities. Bond Bonds are typically less volatile than stocks, but can yield lower returns as a result. Most bond funds are subject to interest rate risk, which means if interest rates go up, fund values go down. Asset Class Details U.S. Stock Stock funds are typically categorized based on company size, sector or their focus on growth or value. U.S. equities have proven to be a strong source of long-term growth but can be volatile over shorter periods.1 International Stock These funds invest in companies and markets outside of the U.S. While global equity investments can help diversify your portfolio, they also come with their own risks. Specialty An alternative to traditional assets, these funds invest in assets like real estate, commodities or infrastructure. Specialty funds can be a source of positive returns (and volatility) when other asset classes are underperforming. 1 Past performance does not guarantee future results. HORIZON ANNUITY 10

How it works. With broader opportunities for diversification, including risk control, you have the potential to benefit in times of strong market performance and limit losses on a portion of your dollars during market downturns. That helps build confidence as you plan for whatever lies ahead. Consider a hypothetical Horizon portfolio at work in the charts on these pages. 1 You set your allocation between risk control and variable accounts. 2 You divide your allocation between indexes within the risk control account. Set the percentages invested in the S&P 500 and/or the MSCI EAFE indexes. 3 You set your allocation in the risk control account between growth and secure. 4 You choose the investment makeup of your variable account. You can invest stock funds or bond funds, active funds, passive funds or a blend of both. A simple, yet comprehensive investment platform. Risk Control Accounts Secure 0% Secure 0% Growth -10% Growth -10% S&P 500 MSCI EAFE + Variable Accounts 17 Money Managers 44 Variable Accounts 6 Express Portfolios Build Your Own Portfolio MODERN DIVERSIFICATION 11

Horizon in action.

This chart shows how a Horizon portfolio can combine a comfort zone of risk control with variable dollars invested for greater growth potential. Together, the two sides of the contract are able to recover from a dramatic market drop and enjoy the gains that follow. Rate caps are declared based on current market conditions and are subject to change.

		BENCHMARK INDICES/FUNDS	RISK CONTROL	VARIABLE	TOTAL CONTRACT[2]		60/40 STOCK/BOND PORTFOLIO[3]	
Year	Surrender Charge	S & P 500 Index Return	Annual Return	Annual Return	Annual Return	Total Contract Value	Annual Return	Account Value
2010	9%					$250,000		$250,000
2011	9%	0.00%	-1.75%	-2.68%	-2.22%	$244,459	3.13%	$257,836
2012	8%	13.41%	7.45%	13.72%	10.57%	$270,306	9.73%	$282,916
2013	7%	29.60%	8.50%	36.73%	22.95%	$332,339	16.95%	$330,878
2014	6%	11.39%	6.45%	16.68%	12.27%	$373,114	9.22%	$361,394
2015	0%	-0.73%	-2.11%	0.87%	-0.35%	$371,822	0.02%	$361,466
2016	0%	9.54%	5.52%	9.09%	7.30%	$398,984	6.78%	$385,977
2017	0%	19.42%	8.50%	27.08%	17.95%	$470,584	13.07%	$436,416
2018	0%	-6.24%	-4.87%	-2.93%	-3.81%	$452,675	-3.74%	$420,101
2019	0%	28.88%	8.50%	24.75%	17.48%	$531,804	20.81%	$507,545
2020	0%	16.26%	8.50%	15.72%	12.74%	$599,551	12.76%	$572,305
Net Return[1]						9.14%		8.63%

Controlling risk by placing a comfort zone on a portion of your investments could provide greater protection and potential when compared to a traditional diversified portfolio.

This example is for illustrative purposes only. The performance quoted represents past performance and does not guarantee future results. Current performance may be lower or higher than the performance quoted. Please obtain the data for the most recent month end by calling 800.798.5500 or visiting our website at www.cmannuities.com. Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered.

[1] The compound annual growth returns (CAGRs) shown reflect the deduction of all applicable contract fees and charges.

[2] The Horizon portfolio assumes 25% allocation to S&P 500 growth risk control account with an annual cap of 15.50% and annual floor of -10.00%, 25% allocation to S&P 500 secure risk control account with an annual cap of 5% and annual floor of 0.00%, and 50% allocation to the Vanguard VIF Capital Growth Fund. Horizon rebalances annually between risk control accounts and every six years between the risk control and variable sides of the contract. Values assume a 1.75% contract fee and no market value adjustment. No one knows what the future holds, but a Horizon Annuity has the potential to deliver higher returns through market cycles.

[3] The 60/40 Stock/Bond portfolio assumes 60% investment in the S&P 500 Price Return Index and 40% investment in the Bloomberg Barclays US Agg Bond Return Index. The stock/bond portfolio rebalances annually to maintain the 60/40 mix. No fees are assumed for this portfolio.

12 HORIZON ANNUITY

VANGUARD VIF CAPITAL GROWTH				
	Inception	1 year	5 year	10 year
Nonstandardized Performance through 2/28/2021	12/3/02	35.92%	17.64%	13.50%
Adjusted Nonstandardized Performance through 2/28/2021	12/3/02	26.92%	17.01%	13.50%
Standardized Return through 2/28/2021	12/3/18	6.72%	–	–

The table on page 12 is intended to show the mechanics of a Horizon variable annuity. The four funds were selected based on the following criteria: Morningstar rating, inception date and investment category.

The variable funds shown above were used to illustrate Horizon variable account performance. Investors should consider their risk tolerance, time horizon and financial objectives when choosing funds and allocations. Asset allocation and diversification does not guarantee gains or eliminate the risk of investment loss.

[1] Availability and benefits vary by state.

[2] Withdrawals before age 59½ may be subject to a 10% federal tax penalty. Consult your financial advisor and tax professional regarding the impact of any withdrawals.

Future flexibility

Your initial payment begins your diversification strategy, and you may add payments after issue to help build your savings.

Reallocation and rebalancing

On the variable side, you can reallocate between subaccounts at any time. On the risk control side, each year you can reset the zone for an index by reallocating between accounts. If you don't reallocate, accounts automatically rebalance on anniversary to maintain your zone. At the end of your risk control account period you have more options. See your fact sheet for details.

Health hardships

You have access to contract value — without any applicable surrender charge — in times of critical need, including confinement to a nursing home or hospital, or diagnosis of a terminal illness.[1]

Guaranteed income for life

After two years you have options to convert your contract value into a stream of retirement income.[1]

Legacy for loved ones

In the event of death before starting annuity income, your entire contract value passes to your named beneficiaries.

A long-term promise

Purchasing an annuity represents an important step — your commitment to retirement planning and our promise to help protect your investment for the future. As a result, annuities are designed to be held until the end of the risk control account period.

If needs arise, you have options to withdraw value. Depending on the share class, and amount and timing of your withdrawal, a surrender charge and market value adjustment may apply.[2] Refer to the fact sheet for details on charges for early withdrawals.

Horizon is designed to deliver risk control and investment flexibility for a reasonable price. Fund fees pay for investment management of just those variable subaccounts you choose, and the contract fee pays for everything else. The result is a total "all-in" fee that lets you easily diversify the way you want — **with a company you can trust.**

MODERN DIVERSIFICATION 13

Highly rated, highly respected. Horizon Annuity is issued by MEMBERS Life Insurance Company (MEMBERS Life), a part of CUNA Mutual Group. As of December 31, 2020, financial records of CMFG Life Insurance Company, CUNA Mutual Holding Company, a Fortune 1000 company, indicated: $28.5 billion in assets $23.8 billion in liabilities $4.7 billion in policyholder surplus We’re proud of our financial strength ratings. They’re a sign of our long-term ability to deliver on our commitments.* A.M. Best Company A (Excellent) Third-highest rating of 16 Affirmed March 2021 Moody’s Investors Service A2 Sixth-highest rating of 21 Affirmed March 2021 Standard & Poor’s Ratings Service A+ Fifth-highest rating of 21 Affirmed March 2021 A.M. Best Company, Moody’s Investors Service and S&P Global are credit rating organizations serving the insurance and other financial services industries. Ratings reflect the opinion of the relative financial strength and operating performance of the company. These ratings are subject to change. Investors should monitor ratings and financial strength of MEMBERS Life Insurance Company while they hold a contract. * Ratings apply to CMFG Life Insurance Company and its subsidiaries, MEMBERS Life Insurance Company and CUMIS Insurance Society, Inc. HORIZON ANNUITY 14

Take control of your retirement journey. To obtain a paper copy of the prospectus, please contact your advisor or call 888.888.3940.

This brochure must be preceded or accompanied by a current prospectus and product brochure. Before investing, you should consider the annuity’s investment objectives, risks, charges and expenses. The prospectus contains this and other information. Please read it carefully. To obtain a prospectus, contact your advisor, log on to cmannuities.com, or call 888.888.3940. Annuities are long-term insurance products designed for retirement purposes. Many variable annuities offer four main features: (1) a selection of investment options, (2) tax-deferred earnings accumulation, (3) guaranteed lifetime payout options, and (4) death benefit options. This material is informational only and is not investment advice. If you need advice regarding your financial goals and investment needs, contact a financial advisor. All guarantees are backed by the claims-paying ability of the issuer and do not extend to the performance of the underlying accounts which can fluctuate with changes in market conditions. Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered. Past performance is no guarantee of future results. All hypothetical examples are for illustrative purposes only and do not guarantee or predict actual performance. Withdrawals may be subject to surrender charges and may also be subject to a market value adjustment (MVA). The MVA can have a positive or negative impact on contract values, depending on how interest rates have changed since the contract was issued. The range of fees and charges includes a contract fee of 1.75% and management fees that vary by variable subaccount investment option. Withdrawals of taxable amounts are subject to ordinary income tax, and if taken before age 59½ may be subject to a 10% federal tax penalty. If you are considering purchasing an annuity as an IRA or other tax-qualified plan, you should consider benefits other than tax deferral since those plans already provide tax-deferred status. The company does not provide tax or legal advice. Contact a licensed professional. Hypothetical examples do not represent any specific annuity contract and may not be used to project or predict investment results. You may not invest directly in an index. Rate caps vary by index and by risk control account and can be adjusted annually on risk control account anniversary, subject to a minimum rate cap of 1.00% and a bailout provision. A bailout rate is set for each risk control account. If the rate cap for a given year is declared below that rate, you may transfer your value from that risk control account to the variable subaccounts. You’ll have 30 days after your risk control account anniversary to make this transfer. There is no guarantee that the S&P 500 Index or MSCI EAFE Index will be available during the entire time you own your contract. We reserve the right to add, delete or substitute an index. If we substitute an index, the performance of the new index may differ from the original index. This, in turn, may affect the performance of your risk control accounts. We will not substitute an index until approved by the insurance department in your state. We reserve the right to add or substitute a risk control account. We will notify you of any change in a risk control account or Index in advance. Notification will be in your annual report unless timing of any such change would cause us to send notification prior to your risk control account anniversary. The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”) and has been licensed for use by CMFG Life Insurance Company (CMFG Life), the parent company of MEMBERS Life Insurance Company (MEMBERS Life). Standard & Poor’s,® S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”), and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CMFG Life. This product is not sponsored, endorsed, sold or promoted by SPDJI, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in this product nor do they have any liability for any errors, omissions or interruptions of the S&P 500 Index. The S&P 500 Index does not include dividends paid by the underlying companies. This product is not sponsored, endorsed, issued, sold or promoted by MSCI, and MSCI bears no liability with respect to this product or any index on which it is based. The prospectus contains a more detailed description of the limited relationship MSCI has with CMFG Life and any related products. CUNA Mutual Group is the marketing name for CUNA Mutual Holding Company, a mutual insurance holding company, its subsidiaries and affiliates. Annuities are issued by CMFG Life and MEMBERS Life Insurance and distributed by their affiliate, CUNA Brokerage Services, Inc., member FINRA/SIPC, a registered broker/dealer and investment advisor, 2000 Heritage Way, Waverly, IA 50677. CMFG Life and MEMBERS Life are stock insurance companies. MEMBERS® is a registered trademark of CMFG Life Insurance Company. Investment and insurance products are not federally insured, may involve investment risk, may lose value, and are not obligations of or guaranteed by any depository or lending institution. All contracts and forms may vary by state and may not be available in all states or through all broker/dealers. Base policy forms 2015-VA-C and 2015-VA-C(ID). MHA-2267326.8-0321-0423 © CUNA Mutual Group